

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

John D. Erickson
Chief Executive Officer
Otter Tail Corporation
215 South Cascade Street
P O Box 496
Fergus Falls, MI 56538-0496

   Re: **Otter Tail Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed February 26, 2010
      Definitive Proxy Statement filed on Schedule 14A
      Filed March 5, 2010
      File No. 0-53713

Dear Mr. Erickson:

    We have reviewed your response to our comment letter dated September 16, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

    After reviewing the information you provide in response to the comment, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Purpose and Philosophy, page 11

1. We note your response to comment one in our letter dated September 16, 2010. However, it is unclear whether you are using the survey data for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies. For guidance, refer to Question 118.05 of the Division of Corporation Finance

Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director